SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

74765E109

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Kenneth R. Lombardo

Vice President – Legal and General Counsel

Quantum Fuel Systems Technologies Worldwide, Inc.

17872 Cartwright Road

Irvine, California 92614

Telephone: (949) 399-4500

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Patrick J. Haddad, Esq.

Kerr, Russell & Weber, PLC

500 Woodward Ave., Suite 2500

Detroit, Michigan 48226

(313) 961-0200

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form of Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

Explanatory Note

The following relates solely to preliminary communications made before the commencement of an anticipated voluntary stock option exchange program by Quantum Fuel Systems Technologies Worldwide, Inc. (the “Company”):

On July 30, 2008, the Company filed with the Securities and Exchange Commission on Schedule 14A preliminary forms of a Notice of Annual Meeting of Stockholders, Proxy Statement and proxy card (collectively the “Preliminary Proxy Materials”) in connection with the Company’s 2008 Annual Meeting of Stockholders at which the Company’s stockholders will vote on a proposal to approve a value-for-value stock option exchange program (the “Option Exchange Program”). The Preliminary Proxy Materials are attached as Exhibit 99.1 hereto.

Additional Information About the Option Exchange Program and Where to Find It

Neither the above information nor the Preliminary Proxy Materials constitute an offer to option holders to exchange their options. If the Option Exchange Program is approved by the stockholders and, if and when the Option Exchange Program is commenced by the Company, the Company will provide the eligible participants with written materials explaining the terms of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these materials carefully because they will contain important information about the Option Exchange Program. The Company will file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon commencement of the Option Exchange Program. Once the materials are filed with the Securities and Exchange Commission, they will be available free of charge at www.sec.gov, on the Company’s website at www.qtww.com, or by written request to the Company’s Corporate Secretary at 17872 Cartwright Road, Irvine, California 92614.

Exhibit Index

Exhibit No.
99.1	Preliminary forms of Notice of Annual Meeting of Stockholders, Proxy Statement and proxy card filed on Schedule 14A with the Securities and Exchange Commission on July 30, 2008 (incorporated herein by reference to our Schedule 14A, filed with the Securities and Exchange Commission on July 30, 2008).